Exhibit 99.1

CONTACTS:

Robert Beckman

Vice President — Finance and Investor Relations

Bone Care International, Inc.

TEL:  608-662-7815

Jerry Ormiston

Executive Director, Investor Relations

DRAXIS Health Inc.

TEL: 1-877-441-1984

FDA ACCEPTS HECTOROL® INJECTION
MANUFACTURING SUBMISSION

Shipments To Patients To Begin in March

                Middleton, Wisconsin and Mississauga, Ontario — March 10, 2003 - Bone Care International, Inc. (NASDAQ: BCII) and DRAXIS Health Inc. (NASDAQ: DRAX; TSX: DAX) announced today that the U.S. Food and Drug Administration (FDA) has accepted DRAXIS Pharma as an additional manufacturing site for Bone Care’s Hectorol® Injection (doxercalciferol) under a recently submitted CBE-30 supplemental application.  This acceptance will allow Bone Care to commence commercial shipments of Hectorol Injection to customers in March.

“This is an important milestone, on track with our previous expectations,” said Paul Berns, President and CEO. “Working closely with the FDA, we are delighted to be able to make Hectorol Injection available to patients. We believe this news, combined with the excellent clinical profile of Hectorol Injection, will encourage physicians to utilize Hectorol Injection in the treatment of secondary hyperparathyroidism in patients with end stage renal disease.”

“With this FDA acceptance, we welcome Bone Care to our growing list of manufacturing partners as we continue to leverage DRAXIS Pharma’s specialized production capabilities toward improved profitability and increased capacity utilization,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “Having previously achieved full FDA compliance for sterile products, we were able to quickly bring Hectorol Injection on stream and contribute to the efforts of Bone Care to meet the needs of their patients with this unique and significant product.”

“We have developed a strong partnership with DRAXIS Pharma to serve as an additional manufacturer of Hectorol Injection,” said Andrew Morgan, Vice President of Regulatory, Quality and Compliance. “The Bone Care and DRAXIS technical teams put forth a superb effort in transferring this manufacturing process and meeting the regulatory requirements in an accelerated time frame. We are proud to contribute to the well being of the US dialysis patient population by making Hectorol Injection available to them.”

DRAXIS Pharma, the pharmaceutical manufacturing subsidiary of DRAXIS Health Inc. (www.draxis.com), is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in sterile and sterile lyophilized products. DRAXIS Pharma operates out of a cGMP compliant 247,000 square-foot facility located in Montreal Canada.

Bone Care (www.bonecare.com) is a pharmaceutical company engaged in discovering, developing and commercializing improved vitamin D-hormone therapies to treat secondary hyperparathyroidism in patients with kidney, or renal disease, and osteoporosis, and other diseases including psoriasis and cancers of the prostate, breast and colon. Hectorol Injection is approved for the treatment of secondary hyperparathyroidism in patients with end stage renal disease.

This press release contains forward-looking statements. Statements relating to future net sales, costs of sales, other expenses, profitability, financial resources, or products and production schedules, or statements that predict or indicate future events and trends and which do not relate solely to historical matters identify forward-looking statements. Forward-looking statements are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on management’s beliefs as well as assumptions made by and information currently available to management. Accordingly, the Company’s actual results may differ materially from those expressed or implied in such forward-looking statements due to known and unknown risks and uncertainties that exist in the Company’s operations and business environment, including, among other factors, technical risks associated with the development of new products, regulatory policies in the United States and other countries, risks associated with our ability to avoid or minimize delays in/or interruption of the manufacture and supply of our products, including the approvals of regulatory authorities in connection there with, reimbursement policies of public and private health care payors, introduction and acceptance of new drug therapies, competition from existing products and from new products or technologies, the failure by the Company to produce anticipated cost savings or improve productivity, the timing and magnitude of capital expenditures and acquisitions, currency exchange risks, economic and market conditions in the United States, Europe and the rest of the world, and other risks associated with the Company’s operations. The Company disclaims any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

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